ParkerVision Reports Third Quarter 2016 Results

Decision Reached in German case against LG

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., November 14, 2016 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and nine months ended September 30, 2016.

Third Quarter 2016 Summary and Recent Developments

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Received ruling from Munich Regional Court in the patent infringement case against a German subsidiary of LG Electronics, Inc. (“LG”).  Confirming its September 2016 preliminary opinion, the court concluded that certain LG products using Qualcomm RF circuits infringe a ParkerVision wireless transmitter patent.  Subject to successful completion of the co-pending nullity action in the German Federal Patent Court in Munich, the regional court will enjoin the sale and importation of the infringing LG products in Germany.  The nullity action before the German Federal Patent Court is a validity only challenge and a preliminary ruling in this proceeding is expected as early as the first half of 2017.

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Filed a complaint in Munich Regional Court against Apple, Inc. and related entities in October 2016 alleging infringement of the same German patent in the LG case.  The hearing is scheduled for May 2017.

•	Entered into a patent license and settlement agreement with Samsung in the third quarter of 2016.

•	Hearing at International Trade Commission rescheduled for March 2017 in pending case against LG, Apple and Qualcomm with final settlement conferences scheduled for February 2017.

•	Development of next generation chip and a Wi-Fi product line expected to result in product revenue growth in 2017.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are extremely pleased this quarter to show the initial results from our international licensing and enforcement program.  We believe this is the beginning of a successful program that will unlock significant value from our intellectual property portfolio.  The addition of the international enforcement prong to our program is proving to be a necessary and worthwhile endeavor, and we are pleased with the speed and efficiency of the German court system. Shortly after our hearing in Germany, the court found, as expected, that LG infringes our patent.  Upon successful resolution of the related nullity action, we anticipate the court will also provide the injunctive relief that we’ve requested.”

Mr. Parker continued, “We have a dedicated team that continues to develop new intellectual property and products while maintaining a tight control on operating costs.  Our investment in developing an expertise in the wireless space enables us to soon introduce products that we believe will be attractive to a wide consumer audience in both price and features, and we look forward to unveiling these products in the near-term.”

Third Quarter and Nine Months 2016 Financial Results

•	Revenue of $4.0 million and $4.1 million for the three and nine months ended September 30, 2016, respectively, was primarily driven by patent license and settlement revenue.
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GAAP net loss for the third quarter of 2016 was $2.3 million, reflecting a $0.8 million, or 26% improvement over the $3.1 million net loss for the third quarter of 2015. GAAP loss per common share was $0.18 for the third quarter of 2016, compared to a loss of $0.32 per common share for the third quarter of 2015.

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Non-GAAP net loss for the third quarter of 2016, which excluded the effects of share-based compensation expense and changes in fair value of the contingent repayment obligation, was $0.2 million, reflecting a $2.75 million, or 94% improvement over the adjusted net loss of $2.9 million for the third quarter of 2015.  Non-GAAP net loss per common share was $0.01 for the third quarter of 2016, compared to a non-GAAP net loss per share of $0.30 for the same quarter in 2015.

•	GAAP net loss for the first nine months of 2016 was $15.8 million, or $1.33 per common share, compared with a net loss of $13.8 million, or $1.40 per common share, for the first nine months of 2015.
•	Non-GAAP net loss for the first nine months of 2016 was $11.3 million, or $0.95 per share, compared with a non-GAAP net loss of $12.7 million, or $1.29 per share, for the first nine months of 2015.
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Operating expenses for the third quarter 2016 reflected a $0.6 million increase in litigation fees and expenses over the third quarter of 2015 as a result of costs related to the ITC and German patent infringement actions.  Operating expenses for the nine months ended September 30, 2016 reflected a $3.9 million increase in litigation fees and expenses.  The Company’s litigation fees and expenses incurred in 2016 have been paid from the $11 million in restricted funds received from Brickell Key Investments (“BKI”).

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Cash used in operations was approximately $11.8 million in the first nine months of 2016, of which $8.3 million was funded from restricted cash and cash equivalents for payment of legal fees and expenses.  This compares to $10.0 million of cash used in operations for the first nine months of 2015.

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Cash provided by financing activities for the first nine months of 2016 included $13 million in financing received from BKI, of which $11 million was restricted for legal fees and expenses.  The Company repaid $3.3 million of this contingent payment obligation in the third quarter of 2016.

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At September 30, 2016, the Company has $2.7 million in restricted cash and cash equivalents representing the unused portion of the restricted funds received from BKI.  Unrestricted cash, cash equivalents and available-for-sale securities totaled approximately $1.1 million at September 30, 2016.

Conference Call

The Company will host a conference call and webcast on November 14, 2016 at 4:30 p.m. Eastern to review its third quarter 2016 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days

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About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2015 and the Form 10-Q for the quarters ended March 31, June 30, and September 30, 2016. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Don Markley
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights (in thousands)

(in thousands)	September 30, 2016	December 31,
	(unaudited)	2015
Cash and cash equivalents	$464	$175
Restricted cash and cash equivalents	2,737	-
Available-for-sale securities	629	1,790
Prepaid and other current assets	1,056	387
Property and equipment, net	309	446
Intangible assets, net	6,821	7,575
Total assets	12,016	10,373

Current liabilities	1,952	4,038
Long-term liabilities	13,192	52
Shareholders’ (deficit) equity	(3,128)	6,283
Total liabilities and shareholders’ equity	$12,016	$10,373

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Nine Months Ended
(in thousands, except per share amounts)	September 30,		September 30,
	2016	2015	2016	2015
Revenue	$4,000	$5	$4,064	$5
Cost of sales	301	5	342	5
Gross margin	3,699	-	3,722	-

Research and development expenses	1,075	815	2,520	3,710
Selling, general and administrative expenses	3,561	2,313	13,313	10,039
Total operating expenses	4,636	3,128	15,833	13,749

Interest and other income (expense)	(11)	(8)	(34)	(5)
Change in fair value of contingent payment obligation	(726)	-	(3,033)	-
Total interest and other	(737)	(8)	(3,067)	(5)

Net loss before taxes	(1,674)	(3,136)	(15,178)	(13,754)
Foreign income tax expense	(660)	-	(660)	-

Net loss	$(2,334)	$(3,136)	$(15,838)	$(13,754)

Basic and diluted net loss per common share	$(0.18)	$(0.32)	$(1.33)	$(1.40)

Weighted average shares outstanding	12,846	9,867	11,949	9,792

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended		Nine Months Ended
(in thousands)	September 30,		September 30,
	2016	2015	2016	2015
Cash flows from operating activities
Net cash used in operating activities	$ (2,886)	$ (2,059)	$ (11,802)	$ (9,975)

Cash flows from investing activities
Purchase of available-for-sale investments	(2,403)	(4)	(4,404)	(949)
Proceds from sale of available-for-sale investments	1,975	2,350	5,565	10,505
Purchase of long-lived assets, net	(9)	(79)	(117)	(590)
Increase in restricted cash and cash equivalents	-	-	(11,000)	-
Decrease in restricted cash and cash equivalents	2,359	-	8,263	-
Net cash provided by (used in) investing activities	1,922	2,267	(1,693)	8,966

Cash flows from financing activities
Net proceeds from issuance of common stock and warrants	3,284	-	4,232	1,298
Shares withheld for payment of taxes	(57)	(81)	(57)	(98)
Principal payments on capital lease obligations	-	(45)	(51)	(104)
Proceeds from contingent payment obligation	-	-	13,000	-
Repayment of contingent payment obligation	(3,340)	-	(3,340)	-
Net cash (used in) provided by financing activities	(113)	(126)	13,784	1,096

Net (decrease) increase in cash and cash equivalents	(1,077)	82	289	87
Cash and cash equivalents - beginning of period	1,541	224	175	219
Cash and cash equivalents - end of period	$ 464	$ 306	$ 464	$ 306

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three and nine months ended September 30, 2016 follows:

Reconciliation of Net Loss to Adjusted Net Loss:
	Three Months Ended		Nine Months Ended
(in thousands)	September 30,		September 30,

	2016	2015	2016	2015
Net loss	$(2,334)	$(3,136)	$(15,838)	$(13,754)
Excluded items:
Share-based compensation	1,423	196	1,488	1,083
Change in fair value of contingent payment obligation	726	-	3,033	-
Adjusted net loss	$(185)	$(2,940)	$(11,317)	$(12,671)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2016	2015	2016	2015
Basic and diluted net loss per common share	$(0.18)	$(0.32)	$(1.33)	$(1.40)
Excluded items	0.17	0.02	0.38	0.11
Adjusted net loss per common share	$(0.01)	$(0.30)	$(0.95)	$(1.29)

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